

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2024

Mario Zarazua
Chief Executive Officer
Oyster Enterprises II Acquisition Corp
801 Brickell Avenue
8th Floor
Miami, FL 33131

> **Re: Oyster Enterprises II Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted November 7, 2024**
> **CIK No. 0002042182**

Dear Mario Zarazua:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted November 7, 2024

Cover Page

1. Please reconcile the inconsistency in your statement, "Except for taxes, the proceeds placed in the trust account and the interest earned thereon are not intended to be used to pay for possible excise tax or any other fees or taxes that may be levied on the Company pursuant to any current, pending or future rules or laws, including without limitation any excise tax due under the Inflation Reduction Act of 2022 on any redemptions or stock buybacks by our company."

Sponsor Information, page 6

2.	Please revise the disclosure outside of the table on pages 6-7 to describe the extent to which the cashless exercise of private placement warrants may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

3.	Please revise the table on pages 9-10 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Competitive Strengths, page 11

4.	Where you describe your management team's deal experience, please also describe the experience in organizing special purpose acquisition companies, such as Oyster I. See Item 1603(a)(3) of Regulation S-K.

Summary of Risk Factors, page 46

5.	Please revise the eighth summary risk factor on page 47 to clarify that the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

6.	Please add a summary risk factor highlighting the risks related to the non-managing sponsor investors' expression of interest, as disclosed on pages 85-86.

We may not be able to complete an initial business combination . . ., page 74

7.	With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.

Dilution, page 104

8.	Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1.5 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K

	Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Stuart Neuhauser